

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

September 25, 2007

Loren M. Starr
Chief Financial Officer
Invesco PLC
1360 Peach Tree Street N.E.
Atlanta, Georgia 30309

> **RE:** **Invesco PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **File No. 1-13908**

Dear Mr. Starr:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. On July 18, 2007, you filed a Form 8-K indicating that you no longer satisfied the definition of "foreign private issuer" and that you will commence filing Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K as if you were a fully domestic U.S. Company. Since you will begin filing Quarterly Reports on Form 10-Q beginning with the period ending September 30, 2007, please confirm that the financial statements included in your Form 10-Q will be prepared in accordance with U.S. GAAP. Otherwise, please tell us how you determined that you will not be required to file financial statements in accordance with U.S. GAAP with your Form 10-Q for the quarter ended September 30, 2007.

2. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. All revisions should be included in your future filings, including your interim filings where appropriate. If your accounting under International Financial Reporting Standards as adopted by the European Union differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote or future U.S. GAAP financial statements.

Financial Overview, page 16

Financial Commitments, page 28

3. Please revise your table of financial commitments to include estimated interest payments on your debt and estimated payments under your foreign currency contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note 2 – Acquisitions and Dispositions, page 83

4. We note that you have currently allocated $299.0 million and $277.1 million of your total estimated purchase prices for 2006 acquisitions to goodwill. Please expand your disclosures to provide a description of the factors that cause you to record such a significant portion of the purchase price being allocated to goodwill. Similarly explain the absence of other intangible assets such as customer lists/relationships, brands and trademarks.

5. You indicate that you have included earn-out provisions of $291.6 million and $190.6 million in your purchase price for 2006 acquisitions, that are payable in the future depending on the achievement of various targets. Please tell us how you determined that these earn-out provisions were probable and reliably measurable in accordance with paragraph 32 of IFRS 3. Your analysis should provide us with sufficiently detailed information to allow us to understand the material assumptions you have made and why you believe those assumptions are reasonable.

Note 11 – Intangible Assets, page 93

6. You indicate that management contracts include $99.7 million of amounts acquired in 2006 related to the PowerShares acquisition that have indefinite lives and therefore are not subject to amortization. Please disclose the reasons supporting your assessment of an indefinite useful life for these management

contracts in accordance with paragraph 122(a) of IAS 38. Please also describe
and disclose the factors that play a significant role in determining that the useful
life of your management contracts are indefinite. See paragraph 90 of IAS 38.

Note 15 – Property and Equipment, page 97

7. Given that a significant amount of your cost of property, plant and equipment
appears to be fully depreciated, if material, please provide the additional
disclosures recommended in paragraph 79 of IAS 16, where applicable.

Note 32 Reconciliation to U.S. Accounting Principles, page 117

8. On page 91, you indicate that basic earnings per share is based on the weighted
average number of ordinary and exchangeable shares outstanding during the
respective periods, excluding shares purchased by employee share ownership
trust. Please tell us what consideration you gave to SOP 93-6 regarding whether
any of these shares should be included in your earnings per share calculation
under US GAAP. Please note that there are specific guidelines that apply to
employee stock ownership plans (ESOP) in SOP 93-6. Please disclose and tell us
whether this creates a difference between IFRS as adopted by the European Union
and U.S. GAAP.

PARENT FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,
2006

General

9. Please address the comments above in your Parent financial statements as well.

Exhibit 12.1 & 12.2

10. We note that you have replaced the word "report" with "annual report" in
paragraphs 2, 3 and 4 of your certifications. In future filings, please revise your
certifications to include the word "report" instead of "annual report." Your
certifications should be in the exact form as required in Item 601(b)(31) of
Regulation S-K.

11. We note that the identification of the certifying individual at the beginning of the
certification required by Exchange Act Rule 13a-14(a) also includes the title of
the certifying individual. In future filings, the identification of the certifying
individual at the beginning of the certification should be revised so as not to
include the individual's title.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant